ELSINORE SERVICES, INC.
4201 Connecticut Avenue, N.W.
Suite 407
Washington, D.C. 20008
Tel: (202) 609-7756

June 1, 2010

Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Stop No. 3720
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Elsinore Services, Inc. Pre-Effective Amendment No. 1 to Registration Statement on Form S-1 Filed May 20, 2010 (File No. 333-165949)

Dear Mr. Spirgel:

This will acknowledge receipt of your letter of comment, dated May 26, 2010 (the “letter of comment”), regarding Pre-Effective Amendment No. 1 to the Form S-1 Registration Statement (File No. 333-165949) (the “Registration Statement”), filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended (the “Securities Act”), on May 20, 2010 (“Pre-Effective Amendment No. 1”), by Elsinore Services, Inc., a Delaware corporation (the “Company”).

In response to the SEC staff’s comments on Pre-Effective Amendment No. 1, enclosed for filing with the SEC is Pre-Effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (“Pre-Effective Amendment No. 2”).

The Company is hereby filing Pre-Effective Amendment No. 2 to amend the Company’s Registration Statement in response to the comments raised in the staff’s letter of comment regarding Pre-Effective Amendment No. 1 and to make certain other changes to the Registration Statement.

We have set forth below the Company’s responses to each of the comments raised by the SEC staff in its letter of comment and, for the convenience of the SEC staff, we have set forth each such SEC staff comment in full.

Prospectus Cover Page

1.
We note your response to comment one in our letter dated May 4, 2010. Without more detail, we cannot agree or disagree with your conclusion that you are not a "shell company," as defined in Rule 405 promulgated under the Securities Act of 1933. Since you are in possession of all of the facts related to your disclosure, we have decided that we have no basis to disagree with your decision to omit this disclosure from your filing. As in all cases, we remind you that you are responsible for the adequacy and accuracy of the disclosure in your filings.

Response:  Comment noted.

ELSINORE SERVICES, INC.
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 1, 2010

2.
Please revise your prospectus summary to disclose the representations you make in the last two sentences of your response to comment one in our letter dated May 4,2010, including that the company and its management and directors do not presently intend or contemplate engaging in a reverse acquisition or reverse merger in the future.

Response:  Comment complied with.  See the revised disclosure on page 4 of the prospectus, third full paragraph under the heading “Our Company.”

Risk Factors, page 7

Certain of our executives have limited experience ... , page 9

3.
We note that you created a new risk factor in response to comment eight in our letter dated May 4, 2010. Please note that it is generally inappropriate to include mitigating language in your risk factor discussions, such as clauses that begin with "while," "although" or "however." Revise to delete all such mitigating language.

Response: Comment complied with.  See revised disclosure on page 9, third risk factor thereon.

Statement of Cash Flows, page F-15

4.
It is unclear to us why you are reporting cash provided by operating activities if you have not generated any revenues from operations since inception through the period ending March 31, 2010. Any proceeds from stock issuances should be classified as financing activities. See ASC 230-10-45-14.

Response: Comment complied with.  See revised Statements of Cash Flows for the three month period ended March 31, 2010, and from June 2, 2009 (inception) through March 31, 2010, contained in the Financial Statements (unaudited) of the Company as at and for the period ended March 31, 2010, on page F-15 of the prospectus.

*           *           *

ELSINORE SERVICES, INC.
Larry Spirgel, Esq.
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
June 1, 2010

If you have any question regarding the foregoing, please feel free to contact the undersigned at (202) 609-7756.

Respectfully submitted, /s/ Arne Dunhem Arne Dunhem President and Chief Executive Officer

cc:	Jay Knight, Esq. (with enclosures)
Staff Attorney
Securities and Exchange Commission
Stop No. 3720

Neil R.E. Carr, Esq. (without enclosures)
Member
Babirak Carr, P.C.